WiFiMed Holdings Company, Inc.
2000 RiverEdge Parkway
St. GL 100A
Atlanta, Georgia 30328
(770) 919-7220

May 22, 2008

VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	WiFiMed Holdings Company, Inc. Withdrawal of Registration Statement on Form SB-2 File Number: 333-148657

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), WiFiMed Holdings Company, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form SB-2 (File No. 333-148657), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on January 14, 2008 and has not yet been declared effective.

Because of the ability of the selling shareholders, which are the subject of the Registration Statement, to sell their securities pursuant to Rule 144 under the Securities Act, as well as the agreement of certain institutional holders to permit the withdrawal of the Registration Statement pursuant to that certain Consent, Waiver and Amendment Agreement, dated May 13, 2008, the Registrant has decided to withdraw the Registration Statement. The Registrant hereby confirms that no securities have been or will be sold pursuant to the Registration Statement or the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Gregory D. Vacca, WiFiMed Holdings Company, Inc., 2000 RiverEdge Parkway, St. GL 100A, Atlanta, Georgia 30328, facsimile number (770) 919-9112, with a copy to Elliot H. Lutzker, Esq., Phillips Nizer LLP, 666 Fifth Avenue, 28th Floor, New York, New York 10103; facsimile number (212) 262-5152.

If you have any questions with respect to this matter, please contact Elliot H. Lutzker, Esq., Phillips Nizer LLP at (212) 841-0707.

WIFIMED HOLDINGS COMPANY, INC.

By:	/s/ Kathleen St. John
Name:	Kathleen St. John
Title:	Secretary